FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES JULY 2004 DISTRIBUTION

OF $US0.12 TO BE PAID IN AUGUST 2004

Calgary, Alberta – July 21, 2004 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) today announces that a cash distribution of US$0.12 per trust unit will be paid on August 15, 2004 in respect of the July 2004 production.  The distribution will be paid in $US funds to unitholders of record at the close of business July 31, 2004.  The ex-distribution date is July 28, 2004.

There is a 15% withholding tax applied to a portion of the distribution for unitholders that are residing in the U.S.  Currently this portion is 70% (prior to the July 15 distribution, it was 50%).  This means that the July distribution, to be paid in August, will be subject to a 15% withholding tax on 70% of the US$0.12 distribution.  That ratio should remain in place for the remainder of 2004.

For example, a U.S. unitholder with 1,000 units would be entitled to receive a distribution of US$120.00 in August.  The amount of tax withheld would be US$120.00 x 70% x 15% rate = US$12.60 and the unitholder would receive a net amount of US$107.40 (which is US$120.00 less US$12.60 withheld).  Please note that for U.S. income tax purposes, the entire distribution of US$120.00 is reported as dividend income and usually taxed at the new lower 15% dividend rate.  The amount of tax eventually remitted to the IRS would be US$120.00 x 15% = US$18.00 less the US$12.60 already withheld, for a net amount due of US$5.40.  The amount of Canadian non-resident tax withheld from Enterra’s cash distribution during the year is usually available as a credit against the U.S. income tax owed on that distribution by the U.S. unitholder.

The above example is meant to illustrate the general nature of Enterra’s distributions for U.S. unitholders and is not intended to be relied on as legal or tax advice or representations to any particular unitholder.  Consequently, unitholders are urged to seek independent tax advice in respect of the consequences of these distributions, having regard to their particular circumstances.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enterra Energy Trust                                                             Investor Relations Counsel:

Luc Chartrand, President and CEO                                         The Equity Group

Telephone (403) 213-2502                                                       Linda Latman (212) 836-9609

Fax  (403) 294-1197                                                                 Sarah Torres (212) 836-9611

                                                                                                  www.theequitygroup.com

Lynn Wiebe, Chief Financial Officer

Telephone (403) 538-3237

Fax  (403) 294-1197

www.enterraenergy.com